Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the three months ended March 31, 2014

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$27,488,936

Add:
Interest on indebtedness (excluding capitalized interest)	51,352,881
Amortization of debt related expenses	1,758,635
Portion of rents representative of the interest factor	1,930,232
82,530,684

Distributed income from equity investees	68,690,980

Pretax earnings from continuing operations, as adjusted	$151,221,664

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$51,649,614
Preferred dividend factor	15,979,453
Amortization of debt related expenses	599,126
Portion of rents representative of the interest factor	1,930,232

Combined fixed charges and preferred stock dividends	$70,158,425

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.2